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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                                 (RULE 13D-101)

                    INFORMATION TO BE INCLUDED IN STATEMENTS
                 FILED PURSUANT TO RULE 13D-1(A) AND AMENDMENTS
                     THERETO FILED PURSUANT TO RULE 13-2(A)

                               (AMENDMENT NO. 1)*


                              Pacific Ethanol, Inc.
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                                (Name of Issuer)

                     Common Stock, $.001 par value per share
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                         (Title of Class of Securities)

                                   69423U 10 7
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                                 (CUSIP Number)

                   William Langley, Chief Financial Officer,
              5711 N. West Avenue, Fresno, CA 93711,(559) 435-1771
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                     (Name, Address and Telephone Number of
            Person Authorized to Receive Notices and Communications)

                                 April 19, 2006
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             (Date of Event Which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. | |

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

                         (continued on following pages)
                               (Page 1 of 1 Pages)

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*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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CUSIP No. 69423U 10 7             SCHEDULE 13D                       Page 2 of 6

                                                                       Exhibit A

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   1      NAMES OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

          NEIL M. KOEHLER
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   2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*             (a)  | |
                                                                        (b)  | |
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   3      SEC USE ONLY

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   4      SOURCE OF FUNDS

          OO
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   5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
          TO ITEM 2(d) OR 2(e)                                               | |

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   6      CITIZENSHIP OR PLACE OF ORGANIZATION

          UNITED STATES
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        NUMBER OF                    7    SOLE VOTING POWER
         SHARES
      BENEFICIALLY                        3,588,139
        OWNED BY            ----------------------------------------------------
          EACH                       8    SHARED VOTING POWER
        REPORTING
         PERSON                           0
          WITH              ----------------------------------------------------
                                     9    SOLE DISPOSITIVE POWER

                                          3,588,139
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                                    10    SHARED DISPOSITIVE POWER

                                          0
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   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          3,588,139
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   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
          SHARES                                                             | |

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   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          11.4% (1)
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   14     TYPE OF REPORTING PERSON

          IN
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(1)  The number of outstanding shares for purposes of this calculation consists of 31,581,903 shares outstanding as of May 9, 2006.


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ITEM 1. SECURITY AND ISSUER.

     This Amendment No. 1 amends and supplements the statement on Schedule 13D filed on April 4, 2005 filed by Neil M. Koehler (the "Statement"), with respect to the common stock, $.001 par value per share ("Common Stock"), of Pacific Ethanol, Inc., a Delaware corporation formerly known as Accessity Corp. (the "Issuer"). The names and the address of the principal executive offices of the Issuer is 5711 N. West Avenue, Fresno, CA 93711.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     This Amendment No. 1 is being filed by the Reporting Person to reflect the sale of an aggregate of 600,000 shares of Common Stock at market price on April 18 and 19, 2006. The Reporting Person acquired ownership of shares of Common Stock as described in the Statement.

ITEM 4. PURPOSE OF TRANSACTION.

     The purpose of these transactions was to obtain cash. The Reporting Person may determine to dispose of some or all of his Common Stock, periodically, by public or private sale, gift, pledge or otherwise.

     Except as described above, the Reporting Person does not have any plans or proposals that relate to or would result in: (i) the acquisition of additional securities of the Issuer, or the disposition of securities of the Issuer; (ii) any extraordinary corporate transaction; (iii) any sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (iv) any change in the present board of directors or management of the Issuer; (v) any material change in the present capitalization or dividend policy of the Issuer;
(vi) any other material change in the Issuer's business or corporate structure;
(vii) any changes in the Issuer's charter, bylaws or instruments corresponding thereto, or other actions which may impede the acquisition of control of the Issuer by any person; (viii) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (ix) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or (x) any action similar to any of those enumerated above.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

     (a) The Reporting Person beneficially owns 3,588,139 shares of common stock of the Issuer, which equals approximately 11.4% of the outstanding shares of common stock of the Issuer as of May 9, 2006.

     (b) The Reporting Person has sole voting and dispositive power as to 3,588,139 shares.

     (c) Excluding Reporting Person's sale of 600,000 shares of Common Stock on April 18 and 19, 2006, the Reporting Person has not effected any transactions in the Issuer's common stock during the past 60 days.

     (d) No other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities described in the Statement for which the Reporting Person is deemed to be the beneficial owner.

     (e) As of the date of this Amendment No. 1, the Reporting Person has not ceased to be deemed the beneficial owner of more than five percent of the Common Stock.


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ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO
        SECURITIES OF THE ISSUER.

     Except as described in this Item 6, the Reporting Person has no contracts, arrangements, understandings, or relationships (legal or otherwise) with respect to any securities of the Issuer.

VOTING LETTER AGREEMENT

The Reporting Person entered into a Voting Letter Agreement dated April 13, 2006 as required in connection with the sale of the Issuer's Series A Cumulative Redeemable Convertible Preferred Stock ("Series A Preferred Stock") on April 13, 2006 to Cascade Investment, L.L.C. ("Cascade"). The Voting Letter Agreement provides that the Reporting Person will vote all of the Issuer's securities owned by him or over which the Reporting Person has voting control in favor of directors nominated by Cascade. The Voting Letter Agreement shall terminate on the earlier of the date that Cascade and its affliates own less than 10% of the Issuer's securities and the date the Reporting Person is not an officer, director or employee of the Issuer or its subsidiaries.

LOCK-UP AGREEMENT

In connection with the issuance of the Series A Preferred Stock, Reporting Person, certain other stockholders of Issuer (each a "Stockholder"), the Issuer and Cascade entered into a Lock-Up Agreement (the "Lock-Up Agreement"). The Lock-Up Agreement provides that, through April 13, 2007, no Stockholder shall sell or otherwise transfer more than 40% of the shares of Common Stock that such Stockholder held on April 13, 2006

The information set forth in response to this Item 6 is qualified in its entirety by reference to Voting Letter Agreement (see Exhibit 99.1) and the Lock-Up Agreement (see Exhibit 99.2), which are incorporated by reference herein.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

        EXHIBIT                                   DESCRIPTION
        -------              ---------------------------------------------------
        99.1                 Voting Letter Agreement dated as of April 13, 2005
                             by Neil Koehler.

        99.2 Lock-Up Agreement dated as of April 13, 2006 by and among Pacific Ethanol, Inc., Cascade Investment, L.L.C. and the persons listed on Schedule I thereto (incorporated by reference to Exhibit 99.3 to Schedule 13D filed by Cascade Investment, L.L.C. with the Securities and Exchange Commission on April 21, 2006, File No. 005-51517).


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                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                                May 10, 2006
                                    --------------------------------------
                                                   (Date)


                                       /s/ Neil M. Koehler, an individual
                                    --------------------------------------
                                                 (Signature)


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                        EXHIBIT FILED WITH THIS SCHEDULE

EXHIBIT                                 DESCRIPTION
-------     --------------------------------------------------------------------
99.1        Voting Letter Agreement dated as of April 13, 2005 by Neil Koehler.



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